Organic Agricultural Company Limited

September 28, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Melissa Gilmore
Jean Yu
Sonia Bednarowski
Laura Nicholson

Re:	Organic Agricultural Company Limited
Registration Statement on Form S-1
Filed August 13, 2018
File No. 333-226810

Ladies and Gentlemen,

Organic Agricultural Company Limited (the “Company” or “OACL”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No.1 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated September 6, 2018 (the “Comment Letter”), followed by information and page references to locations within the Amendment where responsive disclosure can be found.

Simultaneous with the filing, we are shipping a copy of this letter to Ms. Bednarowski by overnight courier, accompanied by four copies of Amendment No. 1, which has been marked to show changes from the initial filing.

Registration Statement on Form S-1

Cover Page

1.	We note that your calculation of registration fee table on your registration statement cover page indicates that the proposed maximum price per share is $1.30 and that your prospectus cover page indicates that the selling stockholders are offering their shares of common stock at a fixed price of $2.00 per share. Please revise your calculation of registration fee table for consistency and recalculate the proposed maximum aggregate offering price accordingly.

United States Securities and Exchange Commission

September 28, 2018

Response to Comment 1:

As requested, we have corrected the proposed maximum offering price in the registration fee table and revised the calculation of the registration fee. We are paying the shortage with this filing.

2.	We note your disclosure that the selling stockholders will offer and sell common stock at a fixed price of $2.00 per share, “until a public market emerges” for your common stock and, thereafter, at prevailing market prices. We also note your disclosure on page 18 that you intend to apply for a listing on the Pink Market maintained by OTC Markets, and then apply for a listing on the OTCQB as soon as you meet the standards for such a listing. Please revise to disclose a fixed price at which shares will be sold until your common stock is quoted on the OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Response to Comment 2:

As requested, we have modified the disclosure on the cover page of the prospectus and on page 31 to state that the offering price will be $2.00 until the common stock is quoted on the OTCQB.

Prospectus Summary, page 6

3.	We note your disclosure on page 6 that the supplemental agreement gave Hao Shuping control over Lvxin and its business, including personnel management, management of sales, purchases and accounting. We also note your disclosure that Hao Shuping subsequently transferred all of his 51% equity interest in Lvxin to Tianci Liangtian. Please revise to clarify whether the supplemental agreement continues to give Hao Shuping control over Lvxin.

Response to Comment 3:

As requested, we have revised the disclosure on page 6 to clarify that the Supplementary Agreement remains in force and continues to give Hao Shuping control over Lvxin, but that, as a result of the Equity Transfer Agreement, Hao Shuping now exercises that control over Lvxin as an agent of Tianci Liangtian.

Risk Factors

Risks Related to Our Business

If our estimates related to future expenditures are erroneous, page 11

4.	We note your disclosure that your "success is dependent in part upon the accuracy of [your] management's estimates of [your] future cost expenditures for land acquisition, legal and accounting services . . . , for research and development, marketing, and for administrative expenses." Please disclose the estimated amount of capital required for the next twelve months to accomplish your planned business goals.

United States Securities and Exchange Commission

September 28, 2018

Response to Comment 4:

As requested, we have amended the risk factor at page 11 to include an itemization of our capital budget for the current fiscal year. We have also incorporated similar disclosure into our discussion of Liquidity and Capital at page 22.

Business of the Company, page 23

5.	We note your disclosure on page 5 that Yuxinqi has not yet initiated operations. If known, please disclose when Yuxinqi will begin operations.

Response to Comment 5:

The statement on page 5 that Yuxinqi has not yet initiated operations was an error. As noted elsewhere in the prospectus, Yuxinqi has three employees. It initiated operations on March 30, 2018. We have corrected the disclosure on page 5.

Operating Licenses, page 27

6.	We note that your licenses are valid "for long-term use." Please provide a definition for "long-term use" that includes quantitative information.

Response to Comment 6:

The operating licenses discussed on page 27 state that the term during which the licensees may conduct business is "changqi", a Mandarin word that transliterates as "a long period of time" and is commonly translated as "long term". As understood within the Chinese business community, a license annotated as changqi has been issued without an expiration date. Accordingly, we have revised the disclosure on page 27 to state that the licenses have no expiration date.

Farmland Leases, page 28

7.	We note your disclosure that you are a party to approximately 300 leases for an aggregate of 497 hectares. Please disclose any material terms of the leases.

Response to Comment 7:

As requested, we have disclosed the material terms of the farmland leases at page 28.

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Jianjun Xun
Jianjun Xun
Chief Executive Officer